

August 2, 2010

Mr. Neil Cole, President and CEO
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

> **Re:** **Iconix Brand Group, Inc.**
> **Form 10-K; 10-K/A**
> **Filed February 26, 2010; April 30, 2010**
> **File No. 001-10593**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A, filed April 30, 2010

Executive Compensation, page 7

1. In future filings, please provide a more detailed discussion of how the equity awards are determined. For instance, we note that Mr. Cole received performance based stock units. Please identify the specific performance criteria used to determine the award and disclose the specific performance target or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

2.　　　We note that only Mr. Cole received an award pursuant to the Executive Incentive Award Plan. In future filings, please clarify whether the other named executive officers were eligible to receive an award but did not meet the performance targets or whether Mr. Cole was the only named executive officer that was eligible to earn an award pursuant to the Executive Incentive Award Plan. If the other named executive officers were eligible to receive an award, please disclose the specific performance targets or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure. In addition, we note that the grants of plan based awards table does not include any grants of non-equity incentive awards. Please explain why no disclosure is required or confirm that you will include disclosure in future filings.

3.　　　We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 or me at with any other questions.

Sincerely,

John Reynolds
Assistant Director